UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G39637106
(CUSIP Number)

Frontline 2012 Ltd. Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM 08 Bermuda +1(44)12984348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline 2012 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*77,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*77,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*77,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.9%

14.	TYPE OF REPORTING PERSON

CO

* Frontline 2012 Ltd. received its Common Shares as compensation pursuant to the Acquisition Agreement (as described in Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in Schedule 13D/As filed on October 9, 2014 and March 25, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,753,135

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*3,753,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*3,753,135

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

CO

* Franklin Enterprises Inc. can be deemed to own 3,753,135 Common Shares that are issuable upon conversion of certain notes under the Bond Agreement (as further described in Item 4 below) which can be converted at an exercise price of $19.93 per Common Share.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*105,852,260

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*105,852,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*105,852,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.9%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited is the largest shareholder in Frontline 2012 Ltd., holding approximately 61.1% of its issued and outstanding shares. As such, in addition to the 3,100,000 Common Shares that Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in the Schedule 13D filed on May 5, 2014) and the 25,252,260 Common Shares Hemen Holding Limited received from the Issuer on March 31, 2015 (as further described in Item 4 below), it may also be deemed to beneficially own the 77,500,000 Common Shares that Frontline 2012 Ltd. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*109,605,395

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*109,605,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*109,605,395

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and Franklin Enterprises Inc.  As such, it may be deemed to beneficially own the 3,100,000 Common Shares that Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in the Schedule 13D filed on May 5, 2014), the 77,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/A filed on March 25, 2015), the 25,252,260 Common Shares that Hemen Holdings Limited received on March 31, 2015 as part of the Merger (as described in Item 4 below) and the 3,753,135 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in Item 4 below).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*109,605,395

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*109,605,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

*109,605,395

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen, who serves as a Director for Frontline 2012 Ltd., for the benefit of his immediate family members (the "Trusts"). The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and Franklin Enterprises Inc. As such, C.K. Limited may be deemed to beneficially own the 3,100,000 Common Shares that Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in Schedule 13D filed on May 5, 2014), the 77,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/A filed on March 25, 2015), the 25,252,260 Common Shares that Hemen Holdings Limited received on March 31, 2015 as part of the Merger (as described in Item 4 below) and the 3,753,135 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in Item 4 below).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

68,745

8.	SHARED VOTING POWER

109,605,395

9.	SOLE DISPOSITIVE POWER

68,745

10.	SHARED DISPOSITIVE POWER	[_]

109,605,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

109,674,140

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 109,674,140 shares of common stock, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited (the "Issuer") through his indirect influence over Hemen Holding Ltd., Greenwich Holdings Ltd., and Franklin Enterprises Inc., the shares of which are held in the Trusts and his ownership of 68,745 vested options each representing one Common Share (as described in Item 4 below).  The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 109,605,395 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 109,605,395 Common Shares.

CUSIP NO. G39637106

Item 1.  Security and Issuer

This Amendment No. 3 ("Amendment No. 3") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on May 5, 2014 (the "Schedule 13D"), as amended on October 9, 2014 and March 25, 2015, with respect to the Common Shares, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited, formerly known as Knightsbridge Shipping Limited, a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.  Identity and Background

Item 2(a) – (c) and (f) of Schedule D is hereby amended and restated to read as follows:

(a),(f)	The persons filing this statement are Frontline 2012 Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Franklin Enterprises Inc., a company incorporated in Liberia ("Franklin"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, and Franklin, are the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of Franklin is c/o Georgina Sousa at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda..

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)	The principal business of Frontline is acting as a ship owning and investment company. The principal business of Hemen, Greenwich and Franklin is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 61.1% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Franklin. The principal business of C.K. Limited (the "Trusts") is acting as trustees of various trusts established by John Fredriksen (who serves as a Director of Frontline) for the benefit of his immediate family members. The Trusts are the owners of Greenwich. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, Franklin and C.K. Limited are reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the President, Director and Chairman of the Board of Seadrill Limited; Chairman, President, Chief Executive Officer and a Director of Frontline Ltd.; and Director of Golden Ocean Group Limited.

Harald Thorstein	Director
Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology.  Mr. Thorstein has also served as a director of Seadrill Partners LLC since 2012 and is a director of Deep Sea Supply Plc., North Atlantic Drilling Ltd. and Northern Offshore Limited.

Cecile Fredriksen	Director	Ms. Fredriksen is a citizen of Norway. Her principal occupation is serving as a Director of Frontline.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom.  Ms. Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Her principal occupation is serving as Director and Secretary of Frontline, and she also serves as a Director of Frontline Ltd. and Golden Ocean Group Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's directors is set forth below.  Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's directors is set forth below.  Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of C.K. Limited's directors is set forth below.  C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Franklin's directors is set forth below.  Franklin does not have any executive officers.

Georgina Sousa	Director	Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Colleen Simmons	Director	Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Demetrious Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On October 7, 2014, the Issuer and the Former Golden Ocean entered into a definitive agreement and plan of merger (the "Merger Agreement"). The Merger Agreement was approved by the shareholders of the Issuer and the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, at the special general meeting of the Issuer's shareholders, the Amended and Restated Bye-laws were adopted and the name of the post-Merger company was changed to Golden Ocean Group Limited.

The merger was completed on March 31, 2015 and shareholders in the Former Golden Ocean received approximately 61.5 million Common Shares as merger consideration, with one share in the Former Golden Ocean receiving 0.13749 shares of the Issuer.  Hemen received 25,252,260 Common Shares pursuant to the terms of the Merger Agreement.  Of these merger shares, 9,624,300 are loaned to Farahead Investments Inc., a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, and certain of his affiliates.

As part of the merger, a bond agreement by and between the Former Golden Ocean and Norsk Tillitsman ASA, as bond trustee, dated January 27, 2014, as amended on March 17, 2015 (the "Bond Agreement") was assumed by the Issuer.  Under the terms of the Bond Agreement, Franklin can be deemed to own 3,753,135 Common Shares that are issuable upon conversion of certain notes at an exercise price of $19.93 per Common Share.  Franklin is a subsidiary of Greenwich and as such can be deemed to own the 3,753,135 Common Shares convertible pursuant to the Bond Agreement (the
 "Bond Shares").  Also, Mr. Fredriksen held certain options in Former Golden Ocean, which were convereted into 137,490 options of the Issuer pursuant to the terms of the Merger Agreement, of which 68,745 have vested (the "Option Shares").

Item 4.  Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(d)	As of the date hereof, Frontline may be deemed to be the beneficial owner of 77,500,000 Common Shares, constituting 43.9% of the outstanding Common Shares, based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 77,500,000 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 77,500,000 Common Shares. The 77,500,000 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015), each of which were privately-negotiated transactions.

As of the date hereof, Franklin may be deemed to be the beneficial owner of 3,753,135 Common Shares, constituting 2.1% of the outstanding Common Shares, based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Franklin has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,753,135 Common Shares. Franklin has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,753,135 Common Shares. The 3,753,135 Common Shares beneficially owned by Franklin are issuable upon conversion of certain notes at an exercise price of $19.93 per Common Share pursuant to the Bond Agreement.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 105,852,260 Common Shares, constituting 59.9% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The 105,852,260 Common Shares includes Frontline's 77,500,000 Common Shares (as described in Item 2(c)). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 105,852,260 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 105,852,260 Common Shares.

As of the date hereof, Greenwich, through Hemen and Franklin (as described in Item 2(c)), may be deemed to be the beneficial owner of 109,605,395 Common Shares, constituting 62.1% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 109,605,395 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 109,605,395 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c)), may be deemed to be the beneficial owner of 109,605,395 Common Shares, constituting 62.1% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 109,605,395 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 109,605,395 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 109,674,140 Common Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts and his ownership of 68,745 vested options each representing one Common Share. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 109,605,395 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 109,605,395 Common Shares.

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Except for the Acquisition Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and the Second Acquisition Agreement, the Addendum, the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Frontline does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Except for the Subscription and Settlement Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Hemen does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Except for the Bond Agreement, Franklin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Greenwich and C.K. Limited do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B: Merger Agreement*

Exhibit C: Bond Agreement

Exhibit D: First Amendment Agreement to the Bond Agreement

*            Incorporated by reference to Appendix A of the Issuer's Registration Statement on Form F-4 (File No. 333-200319), declared effective by the Commission on February 25, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2015
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director/Secretary
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredrisken (Name)
*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated April 28, 2015, relating to the Common Shares, par value $0.01 per share of Golden Ocean Group Limited shall be filed on behalf of the undersigned.

April 28, 2015
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director Secretary
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredrisken (Name/Title)

Exhibit C
Execution version
ISIN NO 001 0701055
Dated 27 January 2014

BOND AGREEMENT

between

Golden Ocean Group Limited
(Issuer)

and

Norsk Tillitsmann ASA
(Bond Trustee)

on behalf of

the Bondholders

in the bond issue
3.07 per cent. Golden Ocean Group Limited Senior Unsecured
Convertible Bond Issue 2014/2019

CONTENTS
Clause		Page

1	INTERPRETATION	2
2	THE BONDS	7
3	LISTING	8
4	REGISTRATION IN THE SECURITIES DEPOSITORY	8
5	PURCHASE AND TRANSFER OF BONDS	8
6	CONDITIONS PRECEDENT	8
7	REPRESENTATIONS AND WARRANTIES	9
8	STATUS OF THE BONDS AND SECURITY	11
9	INTEREST	11
10	MATURITY OF THE BONDS, CALL OPTION, CHANGE OF CONTROL	11
11	PAYMENTS	15
12	ISSUER'S ACQUISITION OF BONDS	16
13	CONVERSION TERMS	16
14	ADJUSTMENT OF THE CONVERSION PRICE	17
15	MERGER AND DE-MERGER	28
16	COVENANTS	29
17	FEES AND EXPENSES	31
18	EVENTS OF DEFAULT	32
19	BONDHOLDERS' MEETING	34
20	THE BOND TRUSTEE	36
21	MISCELLANEOUS	38
	Attachments
	1. Compliance Certificate

The Bond Agreement has been entered into on 27 January 2014 between:
(1)	Golden Ocean Group Ltd (a company existing under the laws of Bermuda with registration number 36066) as issuer (the "Issuer"); and
(2)	Norsk Tillitsmann ASA (a company existing under the laws of Norway with registration number 963 342 624) as Bond Trustee (the "Bond Trustee").
1	INTERPRETATION
1.1	Definitions
Whenever used in this Bond Agreement the following terms shall have the following meaning:
"Account Manager" means a Bondholder's account manager in the Securities Depository.
"Additional Shares" means as described in clause 14.12.
"Additional Redemption Settlement Shares" means as described in clause 10.5.
"Attachment" means the attachments to this Bond Agreement.
"Bond Agreement" means this bond agreement, including any Attachments to it, each as amended from time to time.
"Bond Issue" means the bond issue constituted by the Bonds.
"Bondholder" means a holder of Bond(s), as registered in the Securities Depository, from time to time.
"Bonds" means the debt instruments issued by the Issuer pursuant to this Bond Agreement.
"Bondholders' Meeting" means a meeting of Bondholders, as described in clause 19.
"Business Day" means a day when the Securities Depository and the Norwegian Central Bank's Settlement System are open for general business and (where applied in respect of settlement of any currency transactions) when Norwegian banks and banks in New York can settle foreign currency transactions.
"Business Day Convention" means that no adjustment will be made, notwithstanding if the Payment Date occurs on a day that is not a Business Day, and if such date is not a Business Day, payments of interest and/or principal (as the case may be) will be made on the first following day that is a Business Day (No Adjustments of Business Day).
"Call Option" means as described in clause 10.2.
"Cash Dividend" means as described in clause 14.3.
"Cash Settlement Amount" means as described in clause 10.4(b).
"Change of Control Conversion Date" means, in respect of a Bondholder, the date falling ten (10) Business Days after the Paying Agent has received a notice of conversion from such Bondholder pursuant to clause 13.4 following the occurrence of a Change of Control Event.
"Change of Control Conversion Period" means the period commencing on the date on which a Change of Control Event occurs and ending sixty (60) calendar days following such date or, if later, sixty (60) calendar days following the notification of a Change of Control Event (cf. clause 16.2(j)).
"Change of Control Conversion Price" shall have the meaning given in clause 10.3(b).

"Change of Control Event" means if and when any person or group, other than Hemen Holding Ltd., Farahead Investment Inc. and/or other companies which are controlled directly or indirectly by Mr John Fredriksen, his direct lineal descendants, the personal estate of any of them and any trust created for the benefit of any of the aforementioned person and their estates, becomes the owner, directly or indirectly, have acquired the right to cast, at a general meeting of shareholders of the Issuer, more than 50 per cent. of the voting rights of the Issuer.
"Conversion Date" means the date falling ten (10) Business Days after the Paying Agent has received an exercise notice pursuant to clause 13.4.
"Conversion Price" means USD 2.86 per Share, subject to adjustments as provided in clauses 14 and 15.
"Conversion Right" means the right of each Bondholder to convert each Bond into Shares at the Conversion Price in effect on the relevant Conversion Date. Based on the initial Conversion Price, each Bond will convert into 69,930 Shares, subject to clauses 13, 14 and 15.
"Current Market Price" means as described in clause 14.15.
"Date of Pricing" means 17 January 2014.
"Dealing Day" means as described in clause 14.15.
"Decisive Influence" means the ability to control the affairs or policies of an entity, whether by contract, by the possession of right to cast, at a general meeting of shareholders of the Issuer, more than 50 per cent. of the voting rights of the Issuer or by the ability to appoint the majority of the board of directors or other relevant governing body of such entity.
"Dividend" means as described in clause 14.15.
"Event of Default" means each event or circumstance defined as an event of default in clause 18.
"Exchange" means a securities exchange or other reputable market place for securities having satisfactory requirements as to listing and trading, where the Bonds and/or the Shares are listed or to which an application for listing of the Bonds and/or the Shares has been submitted.
"Exercise Period" means the period commencing on the 41st day following the Issue Date and ending on the tenth (10) Business Day prior to the Maturity Date or, if earlier, the tenth (10) Business Day prior to the date for redemption of the Bonds pursuant to clause 10.2 (both days inclusive).
"Face Value" means the denomination of each of the Bonds, as set out in clause 2.3.
"Fair Market Value" means as described in clause 14.15.
"Finance Documents" means (i) this Bond Agreement, (ii) the fee agreement contemplated by clause 17.2, and (iii) any other document which is executed at any time by the Issuer in relation to any amount payable under this Bond Agreement.
"Financial Indebtedness" means (without double-counting) any indebtedness for or in respect of:
(a)	moneys borrowed or raised;
(b)	any acceptance credit or discounting facility;
(c)	any bond, note, debenture, loan stock or other similar instrument;

(d)	any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;
(e)	receivables sold or discounted (other than any receivables sold on a non-recourse basis);
(f)	any sale and lease-back transaction, or similar transaction which is treated as indebtedness under GAAP;
(g)	the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;
(h)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price, including without limitation currency or interest rate swaps, caps or collar transactions (and, when calculating the value of the transaction, only the mark-to-market value payable to the other counterparty shall be taken into account);
(i)	any amounts raised under any other transactions having the commercial effect of a borrowing or raising of money, whether recorded in the balance sheet or not (including any forward sale or purchase agreement);
(j)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institutions; and
(k)	(without double counting) any guarantee, indemnity or similar assurance against financial loss of any person in respect of any of the items referred to in (a) through (j) above.
"Financial Statements" means the audited unconsolidated and consolidated annual accounts and financial statements of the Issuer for any financial year, drawn up according to GAAP, such accounts to include a profit and loss account, balance sheet, cash flow statement and report from its board of directors.
"Fixed Rate of Exchange" means USD 1= NOK 6.1612 (the USD: NOK official spot rate of exchange derived from Bloomberg on the Date of Pricing as determined at closing of the market).
"GAAP" means the relevant accounting policies that apply to the Issuer, currently IFRS as adopted by the EU.
"Group" means the Issuer and its (direct and indirect) Subsidiaries.
"Group Company" means the Issuer or any of its Subsidiaries.
"Independent Financial Adviser" means as described in clause 14.15.
"Interim Accounts" means the unaudited unconsolidated and consolidated quarterly financial statements of the Issuer for any quarter ending on a Quarter Date, drawn up according to GAAP.
"Interest Payment Date" 30 July and 30 January each year and the Maturity Date. Any adjustment will be made according to the Business Day Convention.
"ISIN" means International Securities Identification Number—the identification number of the Bond Issue.
"Issue Date" means 30 January 2014.

"Issuer's Bonds" means any Bonds owned by the Issuer, any person or persons who has Decisive Influence over the Issuer, or any person or persons over whom the Issuer has Decisive Influence.
"Managers" means ABG Sundal Collier Norge ASA and BNP PARIBAS acting as joint bookrunners and joint lead managers.
"Market Price" means the Volume Weighted Average Price of a Share on the relevant Reference Date, provided that if any Dividend or other entitlement in respect of the Shares is announced on or prior to the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such dividend or other entitlement shall be on or after the Conversion Date and if, on the relevant Reference Date, the Volume Weighted Average Price of a Share is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of such Dividend or entitlement per Share as at the date of first public announcement of such Dividend or entitlement (or if that is not a Dealing Day, the immediately preceding Dealing Day).
"Material Adverse Effect" means a material adverse effect on: (a) the business, financial condition or assets of the Group taken as a whole, or (b) the Issuer's ability to perform and comply with its obligations under the Bond Agreement.
"Maturity Date" means 30 January 2019.
"NOK" means Norwegian kroner, the lawful currency of Norway.
"Non-Cash Dividend" means as described in clause 14.3.
"Oslo Stock Exchange" means Oslo Børs.
"Outstanding Bonds" means the Bonds not redeemed or otherwise discharged.
"Paying Agent" means the entity appointed by the Issuer to act on behalf of the Issuer as paying agent and conversion agent.
"Payment Date" means in relation to the Bonds, the dates specified for payment of interest or principal. If a Payment Date is not a Business Day, payments shall be made the following Business Day, but no additional or further amounts shall be paid in respect of such postponement.
"Prevailing Rate" means as described in clause 14.15.
"Put Option" means as described in clause 10.3.
"Quarter Date" means each 31 March, 30 June, 30 September and 31 December.
"Redemption Settlement Shares" means as described in clause 10.4.
"Reference Date" means as described in clause 14.12.
"Reference Price" means USD 2.16 per Share (calculated as the Volume Weighted Average Price of the Shares on the Oslo Stock Exchange between opening and closing of the market on 17 January 2014, being NOK 13.3214, converted into USD at the Fixed Rate of Exchange), provided that, in connection with any determination of the Change of Control Conversion Price, the Reference Price shall be adjusted pro rata in accordance with the provisions relating to the adjustment of the Conversion Price, pursuant to clause 14 and 15.

"Relevant Indebtedness" means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended by the Issuer to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market.
"Relevant Stock Exchange" means as described in clause 14.15.
"Retroactive Adjustment" means as described in clause 14.12.
"Securities" means as described in clause 14.15.
"Securities Depository" means the Norwegian Central Securities Depository (Verdipapirsentralen).
"Securities Registration Act" means the Norwegian act on the registration of financial instruments of 5 July, 2002 No. 64.
"Shareholders" means holders of Shares.
"Shares" means fully paid ordinary shares of the Issuer, with, at the date of this Bond Agreement, par value USD 0.10, currently listed on the Oslo Stock Exchange including such ordinary shares of the Issuer which, pursuant to the terms and conditions of this Bond Agreement, shall be issued following any Bondholder's exercise of its Conversion Right.
"Share Settlement Option" means as described in clause 10.4.
"Share Settlement Option Notice" means as described in clause 10.4.
"Share Settlement Reference Date" means as described in clause 10.5.
"Share Settlement Retroactive Adjustment" means as described in clause 10.5.
"Specified Date" means as described in clause 14.4 or, as the case may be, clause 14.6, clause 14.7 or clause 14.8.
"Specified Share Day" means as described in clause 14.15.
"Spin-Off' means as described in clause 14.15.
"Spin-Off Securities" means as described in clause 14.15.
"Subsidiary" means a company over which another company has Decisive Influence.
"US Securities Act" means the U.S. Securities Act of 1933, as amended.
"USD" means the lawful currency of the United States of America.
"Valuation Date" means as described in clause 10.4.
"Voting Bonds" means the Outstanding Bonds less the Issuer's Bonds.
"Volume Weighted Average Price" means as described in clause 14.15.
1.2	Construction
In this Bond Agreement, unless the context otherwise requires:
(a)	headings are for ease of reference only;

(b)	words denoting the singular number shall include the plural and vice versa;
(c)	references to clauses are references to the clauses of this Bond Agreement;
(d)	references to a time is a reference to Oslo time unless otherwise stated herein;
(e)	references to a provision of law is a reference to that provision as it may be amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law, including any determinations, rulings, judgments and other binding decisions relating to such provision or regulation;
(f)	an Event of Default is "continuing" if it has not been remedied or waived; and
(g)	references to a "person" shall include any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality).
2	THE BONDS
2.1	Binding nature of this Bond Agreement
By virtue of being registered as a Bondholder (directly or indirectly) with the Securities Depository, the Bondholders are bound by the terms of this Bond Agreement and any other Finance Document, without any further action required to be taken or formalities to be complied with, see also clause 21.1.
2.2	Availability
This Bond Agreement is available to anyone and may be obtained from the Bond Trustee or the Issuer. The Issuer shall ensure that this Bond Agreement is available to the general public throughout the entire term of the Bonds. This Bond Agreement may be published on Stamdata or such other venues as decided by the Bond Trustee.
2.3	The Bonds
(a)	The Issuer has resolved to issue a series of Bonds in the maximum aggregate amount of USD 200,000,000.
(b)	The Face Value is USD 200,000. The Bonds shall rank pari passu between themselves.
(c)	The Bond Issue will be described as "3.07 per cent. Golden Ocean Group Limited Senior Unsecured Convertible Bond Issue 2014/2019".
(d)	The ISIN of the Bond Issue will be NO 001 0701055.
(e)	The tenor of the Bonds is from and including the Issue Date to but excluding the Maturity Date, or earlier if all of the Bonds are redeemed prior to the Maturity Date following (i) the Bondholders' exercise of their Conversion Right, (ii) the Issuer's exercise of the Call Option pursuant to clause 10.2, and/or (iii) otherwise pursuant to the terms and conditions set forth herein.
2.4	Purpose and utilization
The net proceeds of the Bonds will be used to grow the Issuer with a focus on acquiring sailing vessels or vessels that are due for delivery within a short time frame, to part finance existing newbuilds and for general corporate purposes.

3	LISTING
The Bonds will not be listed on any stock exchange on the Issue Date. An application may subsequently be made for a listing of the Bonds on an Exchange at the sole discretion of the Issuer.
4	REGISTRATION IN THE SECURITIES DEPOSITORY
4.1	Registration
The Bond Issue and the Bonds shall prior to disbursement be registered in the Securities Depository according to the Securities Registration Act and the terms and conditions of the Securities Depository.
4.2	Notifications
The Issuer shall ensure that correct registration in the Securities Depository is made and shall notify the Securities Depository of any changes in the terms and conditions of this Bond Agreement. The Bond Trustee shall receive a copy of the notification. The registration may be executed by the Paying Agent.
4.3	US Securities Act
The Bonds have not been registered under the US Securities Act, and the Issuer does not intend and is under no obligation to arrange for registration of the Bonds under the US Securities Act.
5	PURCHASE AND TRANSFER OF BONDS
5.1	Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with applicable local laws and regulations at its own cost and expense.
5.2	Notwithstanding the above, a Bondholder which has purchased the Bonds in breach of applicable mandatory restrictions may nevertheless utilize its rights (including, but not limited to, voting rights) under this Bond Agreement.
6	CONDITIONS PRECEDENT
6.1	Disbursement of the net proceeds from the Bond Issue to the Issuer will be subject to the Bond Trustee having received the following documents, in form and substance reasonably satisfactory to it, at least two (2) Business Days prior to the Issue Date (save for (i) below to be delivered on the Issue Date):
(a)	the Bond Agreement duly executed by all parties thereto;
(b)	certified copies of all necessary corporate resolutions of the Issuer to issue the Bonds and execute the Finance Documents;
(c)	a power of attorney from the Issuer to relevant individuals for their execution of the relevant Finance Documents, or extracts from the relevant register or similar documentation evidencing such individuals' authorisation to execute the Finance Documents on behalf of the Issuer;
(d)	certified copies of (i) the Certificate of Incorporation or other similar official document for the Issuer, evidencing that it is validly registered and existing and (ii) the Bye-laws of the Issuer;
(e)	the latest available Financial Statements and Interim Accounts (if any);
(f)	confirmation from Norwegian counsel to the Managers that the subscription documents have been reviewed by Norwegian counsel to the Managers and that a prospectus is not required according to Norwegian law;

(g)	to the extent necessary, any public authorisations required for the Bond Issue;
(h)	confirmation from the Paying Agent that the Bonds have been registered in the Securities Depository;
(i)	written confirmation from the Issuer that the representations and warranties set out in clause 7 are true and accurate and have been complied with as at the Issue Date;
(j)	the Bond Trustee fee agreement referenced in clause 17.2, duly executed;
(k)	copies of any written documentation used in the marketing of the Bonds or made public by the Issuer or the Managers in connection with the Bond Issue; and
(I)	any statements or legal opinions reasonably required by the Bond Trustee (including any capacity corporate opinions for the Issuer and opinions related to the validity, perfection and enforceability of the Finance Documents).
6.2	The Bond Trustee may, in its reasonable opinion, waive the deadline or requirements for documentation as set out in clause 6.1.
6.3	Disbursement of the net proceeds from the Bonds is subject to the Bond Trustee's written notice to the Issuer, the Managers and the Paying Agent that the documents have been controlled and that the required conditions precedent are fulfilled.
6.4	On the Issue Date, subject to receipt of confirmation from the Bond Trustee pursuant to clause 6.3, the Managers shall make the net proceeds from the Bond Issue available to the Issuer.
7	REPRESENTATIONS AND WARRANTIES
The Issuer represents and warrants to the Bond Trustee (on behalf of the Bondholders) on the date of this Bond Agreement and the Issue Date that:
7.1	Status
It is a limited liability company, duly incorporated and validly existing under the laws of Bermuda, and has the power to own its assets and carry on its business as it is being conducted.
7.2	Power and authority
It has the power to enter into and perform, and has taken all necessary corporate action to authorise its entry into, performance and delivery of the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.
7.3	Valid, binding and enforceable obligations
The Finance Documents to which it is a party constitute (or will constitute, when executed by the respective parties thereto) legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms, and no registration, filing, payment of tax or fees or other formalities are necessary or desirable to render the said documents enforceable against the Issuer.
7.4	Non-conflict with other obligations
The entry into and performance by it of each Finance Document to which it is a party and the transactions contemplated thereby do not and will not conflict with (i) any present law or regulation or present judicial or official order applicable to the Issuer; (ii) its Bye-laws or other constitutional documents; or (iii) any document or agreement which is binding on it or any of its assets.

7.5	No Event of Default
No Event of Default exists, and no other circumstances exist which constitute or (with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition, or any combination of the foregoing) would constitute a default under any document which is binding on it or any of its assets, and which could reasonably be expected to have a Material Adverse Effect.
7.6	Authorisations and consents
All authorisations, consents, licenses or approvals of any governmental authorities required for it in connection with the execution, performance, validity or enforceability of the Finance Documents to which it is a party, and the transactions contemplated thereby, have been obtained and are valid and in full force and effect. All authorisations, consents, licenses or approvals of any governmental authorities required for it to carry on its business as presently conducted and as contemplated by this Bond Agreement, have been obtained and are in full force and effect.
7.7	Litigation
No litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency is pending or, to the best of the Issuer's knowledge, threatened which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.
7.8	Financial Statements
The most recently published Financial Statements and Interim Accounts of the Issuer fairly and accurately represent the assets and liabilities and financial condition as at their respective dates, and have been prepared in accordance with GAAP, consistently applied from one year to another.
7.9	No Material Adverse Effect
Since the date of the most recently published Interim Accounts, there has been no change in the business, assets or financial condition of the Group that could reasonably be expected to have a Material Adverse Effect, except as publicly announced by the Issuer in accordance with the rules of the Oslo Stock Exchange.
7.10	No misleading information
Any factual information provided by it to the subscribers or the Bond Trustee for the purposes of this Bond Issue was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.
7.11	Intellectual property
There are, to the best of the Issuer's knowledge, no third party claims (a) threatening for any infringement of the Group's patents, trademarks, service marks, designs, business names, copyrights, design rights, inventions, confidential information and other intellectual property rights and interests (whether registered or unregistered), or (b) in respect of the benefit of all applications and rights to use such assets, in each case which could have a Material Adverse Effect.
7.12	No withholdings
It is not required to make any deduction or withholding for or on account of tax in Norway or Bermuda from any payment which it may become obliged to make to the Bond Trustee (on behalf of the Bondholders) or the Bondholders under this Bond Agreement or in respect of the Bonds.
7.13	Share Conversion
It will, during the term of the Bonds, have the authority to issue and allot, free from pre-emption rights, sufficient Shares to enable the Conversion Right to be satisfied in full at the Conversion Price.

7.14	Repetition
The representations and warranties set out in this clause 7 are made by the Issuer on the signing date of the Bond Agreement and on the Issue Date.
8	STATUS OF THE BONDS AND SECURITY
8.1	Status
The Bonds (including any interest accrued thereon) will constitute direct, unsecured and unsubordinated obligations of the Issuer ranking equally without any preference among themselves and ranking at least part passu with all existing and future unsecured and unsubordinated obligations of the Issuer (other than in respect of any obligations preferred by mandatory provisions of applicable law).
Security
8.2	The Bonds are unsecured.
9	INTEREST
9.1	Interest rate
The Issuer shall pay interest semi-annually on the Face Value of the Bonds from, and including, the Issue Date at a fixed rate of 3.07 per cent. per annum (the "Fixed Rate").
9.2	Interest Payment Dates
Interest payments shall be made in arrear on the Interest Payment Dates each year, the first Interest Payment Date being 30 July 2014.
9.3	Calculation of interest payments
(a)	The relevant interest payable amount shall be calculated based on a period from, and including, one Interest Payment Date to, but excluding, the next following applicable Interest Payment Date.
(b)	The day count fraction ("Fixed Rate Day Count Fraction") in respect of the calculation of the payable interest amount shall be "30/360", which means that the number of days in the calculation period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months (unless (i) the last day of the calculation period is the 31st day of a month but the first day of the calculation period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the calculation period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)).
(c)	The payable interest amount per Bond for a relevant calculation period shall be calculated as follows:
Interest =	Face	x	Fixed	x	Fixed Rate
Amount	Value		Rate		Day Count Fraction

10	MATURITY OF THE BONDS, CALL OPTION, CHANGE OF CONTROL
10.1	Maturity Date
The Bonds will run without instalments and mature in whole on the Maturity Date at par (100%), unless the Bonds are previously redeemed or converted.

10.2	Clean-up Call Option
The Issuer may at any time during the term of the Bonds, provided that 90 per cent. or more of the aggregate principal amount of the Bonds issued on the Issue Date have been redeemed or purchased and cancelled or converted into Shares, call all, but not some only, of the Outstanding Bonds (the "Call Option") at their par value plus accrued but unpaid interest.
Exercise of the Call Option shall be notified by the Issuer in writing to the Bond Trustee and the Bondholders not more than forty (40) nor less than twenty (20) Business Days before the date of redemption.
For the avoidance of doubt, each Bondholder may within the Exercise Period elect to exercise its Conversion Right after having received the Issuer's Call Option notice.
On the settlement date of the Call Option, the Issuer shall pay to each of the Bondholders holding Bonds to be redeemed, in respect of each such Bond, the principal amount of such Bond and any unpaid interest accrued up to the date of redemption.
Bonds redeemed by the Issuer in accordance with this clause 10.2 shall be discharged against the Outstanding Bonds.
10.3	Put Option
If a Change of Control Event has occurred, each Bondholder shall at any time in the Change of Control Conversion Period be entitled, at its option, to:
(a)	require early redemption of its Bonds (a "Put Option") at 100% of their par value plus accrued but unpaid interest to (but excluding) the redemption date; or
(b)	convert its Bonds at the "Change of Control Conversion Price", which shall be calculated as set out below, but in each case adjusted, if appropriate, under the provisions of clauses 13 and 14 (provided that no adjustment to the Conversion Price will be made in respect of such Change of Control Event other than pursuant to this clause 10.3 in respect of exercise of the conversion right in the Change of Control Conversion Period):
COCCP =	[RPx (N - n)] + [(OCP x n)]
N

where:

COCCP	is the Change of Control Conversion Price;

RP	is the Reference Price (adjusted pro rata for any adjustment to the Conversion Price pursuant to clause 13 or 14);

OCP	is the current Conversion Price on the relevant Conversion Date;

N	is the number of days from (and including) the Issue Date to (but excluding) the Maturity Date; and

n	is the number of days from (and including) the Issue Date to (but excluding) the date of the Change of Control Event.

To exercise either such option, a Bondholder must, via its Account Manager, notify the Paying Agent within the Change of Control Conversion Period in accordance with the notice provisions set out in clause 13.4.

For the avoidance of doubt, the aforesaid is an option exercisable at the sole discretion of each Bondholder, and each Bondholder may elect not to exercise such option and to continue to hold its Bonds.
In the event of an early redemption pursuant to clause 10.3 (a), settlement shall be no later than three (3) Business Days after the end of the Change of Control Conversion Period.
In the event of conversion pursuant to this clause 10.3, the Issuer shall as soon as possible, but in no event later than on the Change of Control Conversion Date, issue to and in the names of the relevant Bondholder the number of Shares which are necessary in order to fulfil the Issuer's obligations to issue new Shares to the relevant Bondholder pursuant to its Conversion Rights.
The number of Shares required to be issued shall be determined by dividing the principal amount of the Bonds by the Change of Control Conversion Price in effect on the relevant Conversion Date.
The terms and conditions set out in clauses 13 to 15 shall (to the extent applicable) apply for any conversion of Bonds to Shares pursuant to this clause 10.3.
10.4	Share Settlement Option
Notwithstanding any provisions of this clause 10, the Issuer may elect to satisfy its obligation to redeem the Bonds on the Maturity Date by exercising its option (the "Share Settlement Option") with respect to all, but not some only, of the Bonds to be redeemed on the Maturity Date, provided that on the Maturity Date the Shares are listed on the Relevant Stock Exchange and that no Event of Default shall have occurred.
To exercise its Share Settlement Option, the Issuer shall give a notice to such effect (the "Share Settlement Option Notice") to the Bond Trustee and to the Bondholders (in the case of the Bondholders, in writing via the Securities Depository). The Share Settlement Option Notice shall be given not more than sixty (60), nor less than thirty (30), days prior to the Maturity Date.
Where the Issuer shall have exercised the Share Settlement Option, the Issuer shall, in lieu of redeeming the Bonds in cash, effect redemption in respect of the Bonds by:
(a)	issuing or transferring and delivering to the relevant Bondholder such number of Shares as is determined by dividing the aggregate principal amount of such Bondholder's Bonds by the Conversion Price in effect on the Valuation Date;
(b)	making payment to the relevant Bondholder of an amount (the "Cash Settlement Amount") equal to the amount (if any) by which the aggregate principal amount of such Bonds exceeds the product of the Current Value of a Share on the Valuation Date and the whole number of Shares deliverable to such Bondholder in accordance with (a) above in respect of such Bonds; and
(c)	making or procuring payment to the relevant Bondholder in cash of any accrued and unpaid interest in respect of such Bonds up to the Maturity Date.
"Valuation Date" means the date falling three (3) Dealing Days prior to the Maturity Date.
Fractions of Shares will not be issued or transferred or delivered pursuant to this clause 10.4 and no cash payment will be made in lieu thereof.
Shares to be delivered in the manner contemplated in this clause 10.4 (other than pursuant clause 10.5 below) upon exercise of the Share Settlement Option are referred to as "Redemption Settlement Shares".
If the Issuer does not give a Share Settlement Option Notice in the manner and by the time set out in this clause 10.4, or if, having given a Share Settlement Option Notice, the Shares shall cease to be listed on the Oslo Stock Exchange or trading in the Shares on the Oslo Stock Exchange is suspended or an Event of Default or potential Event of Default shall have occurred, the Bonds shall be redeemed for cash in accordance with the provisions of clause10.1, as the case may be (and any Share Settlement Option Notice shall be annulled).
When used in this clause 10.4, the "Current Value" in respect of a Share on the Valuation Date shall mean 99% of the average of the Volume Weighted Average Price of the Shares for the fifteen (15) consecutive Dealing Days ending on the Valuation Date, converted (if not in USD) into USD at the spot rate of exchange prevailing at the close of business on each such Dealing Day.
If the Issuer elects to exercise the Share Settlement Option with respect to the Bonds, the following provisions shall apply:
(a)	Shares to be issued or transferred and delivered as contemplated by this clause 10.4 shall be deemed to be issued or transferred and delivered as of the relevant due date for redemption or, in the case of any Additional Redemption Settlement Shares, as of the relevant Share Settlement Reference Date. The Issuer shall, no later than fifteen (15) Business Days after the Valuation Date, register the new Shares on the Relevant Stock Exchange and in the Securities Depository.
(b)	A Bondholder must pay any taxes and capital, stamp, issue and registration and transfer taxes or duties arising on the relevant Redemption Settlement Shares (other than any taxes and capital, stamp, issue and registration duties payable in Norway or Bermuda arising on conversion and on the issue and delivery of Shares, which shall be paid by the Issuer) and such Bondholder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond or interest thereon in connection with such redemption.
(c)	The Redemption Settlement Shares will be fully paid and will in all respects rank part passu with the fully paid Shares in issue on the relevant due date for redemption or, in the case of Additional Redemption Shares, on the relevant Share Settlement Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such Shares or, as the case may be, Additional Redemption Shares will not rank for any rights, distributions or payments the record date (or other due date for the establishment of entitlement) for which falls prior to the relevant due date for redemption or, as the case may be, the relevant Share Settlement Reference Date.
10.5	If the Valuation Date in relation to the conversion of any Bond shall be after the record date in respect of any consolidation or sub-division as is mentioned in clause 14.1, or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in clause 14.2, 14.3, 14.4, 14.5, or 14.6,or after any such issue or grant as is mentioned in clause 14.6 and 14.7, but before the relevant adjustment becomes effective under clause 14 (such adjustment, a "Share Settlement Retroactive Adjustment"), then the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued or transferred and delivered to the relevant Bondholder, such additional number of Shares (if any) (the "Additional Redemption Settlement Shares") as, together with the Shares issued or to be transferred and delivered on redemption of the relevant Bond, is equal to the number of Shares which would have been required to be issued or delivered on redemption of such Bond if the relevant adjustment (more particularly referred to in the said provisions of clause 14) to the Conversion Price had been made and become effective immediately prior to the relevant Valuation Date. Additional Redemption Settlement Shares will be delivered to Bondholders not later than ten (10) Business Days following the date the relevant Share Settlement Retroactive Adjustment becomes effective (the "Share Settlement Reference Date").

11	PAYMENTS
11.1	Covenant to pay
(a)	The Issuer will on any Payment Date (or any other due date pursuant to any Finance Document) unconditionally pay to or to the order of the Bond Trustee all amounts due under this Bond Agreement or any other Finance Document.
(b)	The covenant contained in clause 11.1(a) shall be for the benefit of the Bond Trustee and the Bondholders.
11.2	Payment mechanics
(a)	If no specific order is made by the Bond Trustee under clause 11.1(a) the Issuer shall pay all amounts due to the Bondholders under this Bond Agreement or any other Finance Document by crediting the bank account nominated by each Bondholder in connection with its securities account in the Securities Depository.
(b)	Payment shall be deemed to have been made once the amount has been credited to the bank which holds the bank account nominated by the Bondholder in question, but if the paying bank and the receiving bank are the same, payment shall be deemed to have been made once the amount has been credited to the bank account nominated by the Bondholder in question, see however clause 11.3.
(c)	In case of irregular payments, the Bond Trustee may instruct the Issuer or Bondholders of other payment mechanisms than described in clause 11.2(a) or 11.2(b) above. The Bond Trustee may also obtain payment information regarding Bondholders' accounts from the Securities Depository or Account Managers.
(d)	Subject to clause 11.3, payment by the Issuer in accordance with this clause 11.2 shall constitute good discharge of its obligations under clause 11.1(a).
11.3	Currency
(a)	If the Bonds are denominated in other currencies than NOK, each Bondholder has to provide the Paying Agent (either directly or through its Account Manager) with specific payment instructions, including foreign exchange bank account details. Depending on any currency exchange settlement agreements between each Bondholder's bank and the Paying Agent, cash settlement may be delayed, and payment shall be deemed to have been made at the date of the cash settlement, provided however, that no default interest or other penalty shall accrue for the account of the Issuer.
(b)	Except as otherwise expressly provided, all amounts payable under this Bond Agreement and any other Finance Document shall be payable in the same currency as the Bonds are denominated in. If, however, the Bondholder has not given instruction as set out in clause 11.3 within five Business Days prior to a Payment Date, the cash settlement will be exchanged into NOK and credited to the NOK bank account registered with the Bondholder's account in the Securities Depository.
(c)	Amounts payable in respect of costs, expenses, taxes and other liabilities of a similar nature shall be payable in the currency in which they are incurred.
11.4	Set-off and counterclaims
The Issuer may not apply or perform any counterclaims or set-off against any payment obligations pursuant to this Bond Agreement or any other Finance Document.

11.5	Interest in the event of late payment
(a)	In the event that any amount due under this Bond Agreement or any Finance Document is not made on the relevant due date, the unpaid amount shall bear interest from the due date at an interest rate equivalent to the interest rate according to clause 9 plus five per cent. (5.00%) per annum.
(b)	The interest charged under this clause 11.5 shall be added to the defaulted amount on each respective Interest Payment Date relating thereto until the defaulted amount has been repaid in full.
(c)	The unpaid amounts shall bear interest as stated above until payment is made, whether or not the Bonds are declared to be in default pursuant to clause 18.1-18.9, cf. clauses 18.10
11.6	Partial payments
If the Bond Trustee or the Paying Agent receives a payment that is insufficient to discharge all the amounts then due and payable under the Finance Documents, that payment shall be applied in the following order:
(a)	first, in or towards payment of any unpaid fees, costs and expenses of the Bond Trustee under the Finance Documents;
(b)	secondly, in or towards payment of any accrued interest due but unpaid under the Bond Agreement, pro rata and without any preference or priority of any kind; and
(c)	thirdly, in or towards payment of any principal due but unpaid under the Bond Agreement, pro rata and without any preference or priority of any kind.
12	ISSUER'S ACQUISITION OF BONDS
The Issuer has the right to acquire and own Bonds (Issuer's Bonds). The Issuer's holding of Bonds may at the Issuer's discretion be retained by the Issuer, sold or discharged.
13	CONVERSION TERMS
13.1	Each Bondholder may exercise one or more of his Conversion Right(s) at the Conversion Price at any time during the Exercise Period (subject to any applicable fiscal or other laws) provided that notification thereof is given pursuant to clause 13.4.
A Conversion Right may only be exercised in respect of the whole of the principal amount of a Bond.
Conversion Rights may not be exercised (i) following the giving of notice by the Bond Trustee pursuant to clause 18.10 or (ii) in respect of a Bond which the relevant Bondholder has exercised its right to require the Issuer to redeem pursuant to the terms set forth in this Bond Agreement.
13.2	The Conversion Right cannot be separated from the Bond.
13.3	The number of Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bond or Bonds by the Conversion Price in effect on the relevant Conversion Date. The Conversion Price shall be subject to adjustment pursuant to clause 10.3, 14 and 15.
13.4	In order to exercise a Conversion Right, the Bondholder shall deliver to the specified office of the Paying Agent (via its Account Manager) during its usual business hours a duly completed, irrevocable and signed exercise notice and the relevant Bond(s) through the Securities Depositary. If such delivery is made after the end of normal business hours or on a day which is not a Business Day in the place of the specified office of the Paying Agent, such delivery shall be deemed for purposes of this Bond Agreement to have been on the next Business Day following such delivery day. Request for conversion takes place by the

Bondholder notifying his Account Manager of the number of Bonds which shall be converted. The Account Manager will then promptly forward the request to the Issuer (via the Paying Agent).
13.5	Conversion will be effected by a set-off of the total nominal value of the Bonds to be converted against the issuing of the whole number of Shares resulting from dividing the total nominal value of the Bonds to be converted by the Conversion Price. Any excess amount beyond the whole number of Shares converted by the Bonds shall fall to the Issuer and accordingly fractions of Shares will not be issued or transferred upon exercise of a Conversion Right and no cash payment will be made in lieu thereof. Where Conversion Rights are exercised by a Bondholder in respect of more than one Bond, the number of Shares to be issued will be determined on the basis of the aggregate principal amount of such Bonds.
The Issuer shall pay all (if any) taxes and capital, stamp issue and registration duties payable in Norway and/or Bermuda arising on conversion and on the issue and delivery of Shares upon conversion. A Bondholder exercising Conversion Rights must pay directly to the relevant authorities all (if any) taxes and capital, stamp, issue and registration duties payable in any jurisdictions other than Norway and arising on conversion and on the issue and delivery of Shares upon conversion. Such Bondholder must also pay all taxes (if any) imposed on it and arising by reference to any disposal or deemed disposal of a Bond or any interest therein in connection with the exercise of Conversion Rights by it.
Interest accrued since the last Interest Payment Date but not due on a Conversion Date, shall not be payable in cash nor kind to the Bondholders, but shall accrue to the Issuer unless the Conversion Date shall fall on a Payment Date and/or the Maturity Date or a Bondholder is exercising its Conversion Right following the Issuer having exercised its Call Option, then interest due shall be paid to the relevant Bondholder.
13.6	The Issuer shall (if relevant via the Paying Agent) on or prior to or with effect from the Conversion Date (i) carry the conversion into effect by, at its own discretion, issuing the relevant number of new Shares or transferring existing Shares to the converting Bondholder or his nominee, (ii) ensure the due registration of such Shares in the Securities Depository (at the account of the converting Bondholder) and listing of such Shares on the Relevant Stock Exchange (and shall deliver any such documents and do any acts necessary in relation thereto) (but this obligation to list such Shares shall not be considered as being breached as a result of a Change of Control (whether or not recommended or approved by the board of directors of the Issuer) that causes or gives rise to, whether following the operation of any applicable compulsory acquisition provision or otherwise including at the request of the person or persons controlling the Issuer as a result of the Change of Control, a de-listing of the Shares), and (iii) ensure that the Outstanding bonds shall be written down. Upon the issuance or transfer of the Shares on conversion of any Bonds in accordance with the terms of this Bond Agreement, the Issuer shall have no further liability in respect of such Bonds.
13.7	Shares issued or transferred upon conversion of the Bonds will be fully paid and will in all respects rank pari passu with the Shares in issue on the relevant Conversion Date or, in the case of Additional Shares, on the relevant Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such Shares or, as the case may be, Additional Shares will not rank for any rights, distributions or payments the record date (or other due date for the establishment of entitlement) for which falls prior to the relevant Conversion Date or, as the case may be, the relevant Reference Date.
14	ADJUSTMENT OF THE CONVERSION PRICE
Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

14.1	If and whenever there shall be a consolidation, reclassification or subdivision of the Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such consolidation, reclassification or subdivision by the following fraction:
A
B

where:
A	is the aggregate number of Shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and
B	is the aggregate number of Shares in issue immediately after, and as a result of, such consolidation, reclassification or subdivision, as the case may be.
Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.
14.2	If and whenever the Issuer shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) where any such Shares issued instead of the whole or part of a Dividend in cash which the Shareholders would or could otherwise have received or (2) where the Shareholders may elect to receive a Dividend in cash in lieu of such Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:
A
B

where:
A	is the aggregate nominal amount of the Shares in issue immediately before such issue; and
B	is the aggregate nominal amount of the Shares in issue immediately after such issue.
Such adjustment shall become effective on the date of issue of such Shares.
14.3	If and whenever the Issuer shall pay or make any Dividend to Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the relevant Dividend by the following fraction:
A - B
A

where:
A	is the Current Market Price of one Share on the first date on which the Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange or, in the case of a purchase of Shares or any receipts or certificates representing Shares by or on behalf of the Issuer or any Subsidiary of the Issuer, is the Current Market Price of one Share on the date on which such Shares are purchased or, in the case of a Spin-Off, is the Current Market Price of one Share on the first date on which the Shares are traded ex- the relevant Spin-Off on the Relevant Stock Exchange; and
B	is the portion of the Fair Market Value, with such portion being determined by dividing the Fair Market Value of the aggregate Dividend by the number of Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Shares or any receipts or certificates representing shares by or on behalf of the Issuer or any Subsidiary of the Issuer, by the number of Shares in issue immediately prior to such purchase), of the Dividend attributable to one Share.
Such adjustment shall become effective on the first date on which the Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange or, in the case of a purchase of Shares or any receipts or certificates representing Shares, on the date such purchase is made or, in the case of a Spin-Off, the first date on which the Shares are traded ex- the relevant Spin-Off.
For the purposes of the above, the Fair Market Value of a Cash Dividend shall (subject as provided in paragraph (a) of the definition of "Dividend" and in the definition of "Fair Market Value") be determined as at the first date on which the Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange, and in the case of a Non-Cash Dividend, the Fair Market Value of the relevant Dividend shall be the Fair Market Value of the relevant Spin-Off Securities or, as the case may be, the relevant property or assets.
"Non-Cash Dividend" means any Dividend which is not a Cash Dividend, and shall include a Spin-Off.
"Cash Dividend" means (i) any Dividend which is to be paid or made in cash (in whatever currency), but other than falling within paragraph (b) of the definition of "Spin-Off" and (ii) any Dividend determined to be a Cash Dividend pursuant to paragraph (a) of the definition of "Dividend", and for the avoidance of doubt, a Dividend falling within paragraph (c) or (d) of the definition of "Dividend" shall be treated as being a Non-Cash Dividend.
14.4	If and whenever the Issuer shall issue Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase any Shares or any Securities which by their terms carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares (or shall grant any such rights in respect of existing Securities so issued) in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the Dealing Day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:
A + B
A + C

where:
A	is the number of Shares in issue on the Effective Date;
B	is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights, or for the Securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Share; and
C	is the number of Shares issued or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate; provided that if at the time of issue of the relevant Securities or the date of grant of such rights (as used in this clause 14.4 the "Specified Date") such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this clause 14.4, "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or other variable feature had taken place on the Specified Date.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.4, the first date on which the Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.
14.5	If and whenever the Issuer shall issue any Securities (other than Shares or options, warrants or other rights to subscribe for or purchase any Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date the following fraction:
A – B
A

where:
A	is the Current Market Price of one Share on the Effecive Date; and
B	is the Fair Market Value on the Effective Date of the portion of the rights attributable to one Share.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.5, the first date on which the Shares are traded ex- the relevant Securities on the Relevant Stock Exchange.
14.6	If and whenever the Issuer shall issue (otherwise than as mentioned in clause 14.4 above) wholly for cash or for no consideration any Shares (other than Shares issued on conversion of the Bonds or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Shares) or issue or grant (otherwise than as mentioned in clause 14.4 above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Shares (other than the Bonds), in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:
A + B
A + C

where:
A	is the number of Shares in issue immediately before the issue of such Shares or the grant of such options, warrants or rights;
B	is the number of Shares which the aggregate consideration (if any) receivable for the issue of such Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Share; and

C	is the number of Shares to be issued pursuant to such issue of such Shares or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights;
provided that if at the time of issue of the relevant Securities or the date of grant of such rights (as used in this clause 14.6, the "Specified Date") such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such options, warrants or other rights to subscribe for or purchase any Shares are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this clause 14.6, "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or other variable feature had taken place on the Specified Date.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.6, the date of issue of such Shares or, as the case may be, the grant of such options, warrants or rights.
14.7	If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity (otherwise than as mentioned in clause 14.4, 14.5 or 14.6 above) shall issue wholly for cash or for no consideration any Securities (other than the Bonds), which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Share on the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:
A + B
A + C

where:
A	is the number of Shares in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Shares so issued);
B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and
C	is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares which may be issued or arise from any such redesignation;
provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this clause 14.7 the "Specified Date") such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided) then for the purposes of this clause 14.7, "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.7, the date of issue of such Securities or, as the case may be, the grant of such rights.
14.8	If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such Securities (other than the Bonds) as are mentioned in clause 14.7 above (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per Share receivable has been reduced and is less than 95 per cent. of the Current Market Price per Share on the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:
A + B
A + C

where:
A	is the number of Shares in issue immediately before such modification (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued, purchased or acquired by the Issuer or any Subsidiary of the Issuer (or at the direction or request or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) for the purposes of or in connection with such issue, less the number of such Shares so issued, purchased or acquired);
B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to the Securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange or subscription price of such Securities; and
C	is the maximum number of Shares which may be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as an Independent Financial Adviser shall consider appropriate for any previous adjustment under this clause 14.8 or clause 14.7 above;
provided that if at the time of such modification (as used in this clause 14.8 the

"Specified Date") such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this clause 14.8, "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.8, the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such Securities.
14.9	If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall offer any Securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Conversion Price falls to be adjusted under clause 14.2, 14.3, 14.4, 14.6 or 14.7 or clause 10.3 (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Share on the relevant Dealing Day) or under clause 14.5) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the Effective Date by the following fraction:
A – B
A

where:
A	is the Current Market Price of one Share on the Effective Date; and
B	is the Fair Market Value on the Effective Date of the relevant offer attributable to one Share.
Such adjustment shall become effective on the Effective Date.
"Effective Date" means, in respect of this clause 14.9, the first date on which the Shares are traded ex-rights on the Relevant Stock Exchange.
14.10	Notwithstanding the foregoing provisions, where the events or circumstances giving rise to any adjustment pursuant to this clause 14 have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Bond Trustee or the Issuer, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result.
14.11	For the purpose of any calculation of the consideration receivable or price pursuant to clauses 14.4, 14.6, 14.7 and 14.8, the following provisions shall apply:
(a)	the aggregate consideration receivable or price for Shares issued for cash shall be the amount of such cash;
(b)	(x) the aggregate consideration receivable or price for Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities and (y) the aggregate consideration receivable or price for Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the Effective Date, plus in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be) divided by the number of Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;
(c)	if the consideration or price determined pursuant to clause 14.11(a) or 14.11(b)above (or any component thereof) shall be expressed in a currency other than NOK it shall be converted into NOK at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on the relevant Effective Date; and
(d)	in determining consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Shares or Securities or otherwise in connection therewith.
14.12	If the Conversion Date in relation to the conversion of any Bond shall be after the record date or other due date for any consolidation or sub-division as is mentioned in clause 14.1, or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in clauses 14.2, 14.3, 14.4, 14.5 or 14.9, or after the date of the first public announcement of the terms of any such issue or grant as is mentioned in clause 14.6 and 14.7, in any case in circumstances where the relevant Conversion Date falls before the relevant adjustment becomes effective under clause 14 (such adjustment, a "Retroactive Adjustment"), then the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued or delivered to the converting Bondholder, such additional number of Shares (if any) (the "Additional Shares") as, together with the Shares issued or to be issued or delivered on conversion of the relevant Bond (together with any fraction of a Share not so issued), is equal to the number of Shares which would have been required to be issued or delivered on conversion of such Bond if the relevant adjustment (more particularly referred to in the said provisions of clause 14) to the Conversion Price had in fact been made and become effective immediately prior to the relevant Conversion Date provided that if the relevant Bondholder shall be entitled to receive the relevant Dividend in respect of the Shares to be issued or delivered to it, then no such Retroactive Adjustment shall be made in relation to such Dividend and the relevant Bondholder shall not be entitled to receive Additional Shares in relation thereto. Additional Shares will be delivered to Bondholders not later than ten (10) Business Days following the date the relevant Retroactive Adjustment becomes effective (the "Reference Date").
14.13	No adjustment will be made to the Conversion Price where Shares or other Securities (including rights, warrants, restricted stock units and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees, contractors, directors or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its Subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees', contractors' or directors' share, option or other compensation schemes.
14.14	On any adjustment, the resultant Conversion Price, if not an integral multiple of USD 0.01, shall be rounded down to the nearest whole multiple of USD 0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time.
Notice of any adjustments to the Conversion Price shall be given by the Issuer to Bondholders and the Bond Trustee promptly after the determination thereof.
The Conversion Price shall not in any event be reduced to below the nominal value of the Shares and the Issuer undertakes that it shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Conversion Price to below such nominal value.
14.15	"Current Market Price" means, in respect of a Share at a particular date, the average of the Volume Weighted Average Price of a Share for the five consecutive Dealing Days ending on the Dealing Day immediately preceding such date; provided that if at any time during the said five-dealing-day period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex- any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement), then:
(a)	if the Shares to be issued or transferred do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the Effective Date relating to such Dividend (or entitlement), determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax; or
(b)	if the Shares to be issued or transferred do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Shares shall have been based on a price ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the Effective Date relating to such Dividend (or entitlement), determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and provided further that, if on each of the said five Dealing Days the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Shares to be issued do not rank for that Dividend (or other entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Share as at the date of the first public announcement of such Dividend or entitlement, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and provided further that, if the Volume Weighted Average Price of a Share is not available on one or more of the said five Dealing Days, then the average of such Volume Weighted Average Prices which are available in that five-dealing-day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Volume Weighted Average Price is available in the relevant period the Current Market Price shall be determined in good faith by an Independent Financial Adviser.
"Dealing Day" means a day on which the Relevant Stock Exchange is open for business, (other than a day on which the Relevant Stock Exchange is scheduled to or does close prior to its regular weekday closing time).
"Dividend" means any dividend or any form of distribution to Shareholders (including a Spin-Off) whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of Shares, or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:
(a)	where a Dividend in cash is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of the Dividend in cash, then for the purposes of this definition the Dividend in question shall be treated as a Cash Dividend of the greater of (i) such cash amount and (ii) the Fair Market Value (on the date of the first public announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined), of such Shares or other property or assets;
(b)	any issue of Shares falling within clause 13.2 shall be disregarded;
(c)	a purchase or redemption or buy back of share capital of the Issuer by the Issuer or any Subsidiary of the Issuer shall not constitute a Dividend unless, in the case of purchases, redemptions or buy backs of Shares by or on behalf of the Issuer or any of its Subsidiaries, the weighted average price per Share (before expenses) on any one day (a "Specified Share Day") in respect of such purchases, redemptions or buy backs (translated, if not in NOK, into NOK at the spot rate ruling at the close of business on such day as determined in good faith by an Independent Financial Adviser (or if no such rate is available on that date, the equivalent rate on the immediately preceding date on which such rate is available), exceeds by more than 5 per cent. the average of the closing prices of the Shares on the Relevant Stock Exchange (as published by or derived from the Relevant Stock Exchange) on the five Dealing Days immediately preceding the Specified Share Day or, where an announcement (excluding, for the avoidance of doubt for these purposes, any general authority for such purchases approved by a general meeting of Shareholders or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Shares at some future date at a specified price, on the five Dealing Days immediately preceding the date of such announcement, in which case such purchase shall be deemed to constitute a Dividend in NOK to the extent that the aggregate price paid (before expenses) in respect of such Shares purchased by the Issuer or, as the case may be, any of its Subsidiaries (translated where appropriate into NOK as provided above) exceeds the product of (i) 105 per cent. of the average closing price of the Shares determined as aforesaid and (ii) the number of Shares so purchased; and
(d)	if the Issuer or any of its Subsidiaries shall purchase any receipts or certificates representing Shares, the provisions of paragraph (c) shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Financial Adviser, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax.
"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser provided, that (i) the Fair Market Value of a Cash Dividend paid or to be paid shall be the amount of such Cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser), the fair market value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five trading days on the relevant market commencing on such date (or, if later, the first such trading day such Securities or Spin-Off Securities, options, warrants or other rights are publicly traded); and (iv) in the case of (i) converted into NOK (if declared or paid in a currency other than NOK) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the Cash Dividend in NOK; and in any other case, converted into NOK (if expressed in a currency other than NOK) at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available). The Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax.
"Independent Financial Adviser" means an independent investment bank of international repute appointed by the Issuer and approved in writing by the Bond Trustee or, if the Issuer fails to make such appointment and such failure continues for a reasonable period (as determined by the Bond Trustee) and the Bond Trustee is indemnified and/or secured as to costs to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Bond Trustee following notification to the Issuer.
"Prevailing Rate" means, in respect of any Dealing Day, in respect of any currencies the spot rate of exchange between the relevant currencies prevailing at or around 12 noon (CET) on that Dealing Day as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 noon (CET) on the immediately preceding day on which such rate can be so determined.
"Relevant Page" means the relevant page on Bloomberg or such other information service provider that displays the relevant information.
"Relevant Stock Exchange" means the Oslo Stock Exchange or, if at the relevant time, the Shares are not at that time listed and admitted to trading on the Oslo Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.
"Securities" means any securities including, without limitation, Shares, restricted stock units, or options, warrants or other rights to subscribe for or purchase or acquire Shares.
"Spin-Off" means:
(a)	a distribution of Spin-Off Securities by the Issuer to Shareholders as a class; or
(b)	any issue, transfer or delivery of any property or assets (including cash or shares or securities of or in or issued or allotted by any entity) by any entity (other than the Issuer) to Shareholders as a class, pursuant in each case to any arrangements with the Issuer or any of its Subsidiaries.

"Spin-Off Securities" means equity share capital of an entity other than the Issuer or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Issuer.
"Volume Weighted Average Price" means, in respect of a Share, Security or, as the case may be, a Spin-Off Security on any Dealing Day, the volume-weighted average price of a Share, Security or, as the case may be, a Spin-Off Security published by or derived (in the case of a Share) from Bloomberg page VAP or (in the case of a Security or Spin-Off Security) from the principal stock exchange or securities market on which such Securities or Spin-Off Securities are then listed or quoted or dealt in, if any or, in any such case, such other source as shall be determined to be appropriate by an Independent Financial Adviser on such Dealing Day, provided that if on any such Dealing Day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share, Security or a Spin-Off Security, as the case may be, in respect of such Dealing Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Dealing Day on which the same can be so determined.
References to any issue or offer or grant to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.
In making any calculation or determination of Current Market Price or Volume Weighted Average Price, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect any consolidation or sub-division of the Shares or any issue of Shares by way of capitalisation of profits or reserves, or any like or similar event.
14.16	If changes are made in the share capital other than those mentioned above, which are unfavourable to the Bondholders compared to the Shareholders, the Bond Trustee and the Issuer shall agree on a new Conversion Price. This also applies to other transactions, which are unfavourable to the Bondholders compared to the Shareholders.
14.17	If an adjustment of the Conversion Price requires a conversion to USD, the exchange rate shall be the Prevailing Rate on the date triggering such adjustments. For the avoidance of doubt, when calculating weighted averages over several days, each day should apply the Prevailing Rate for that day.
15	MERGER AND DE-MERGER
15.1	In the case of any consolidation, amalgamation or merger of the Issuer with any other corporation (other than a consolidation, amalgamation or merger in which the Issuer is the continuing corporation), the Issuer will take such steps as shall be necessary (including the execution of an agreement supplemental to or amending the Bond Agreement) to ensure that each Bond then outstanding will (during the period in which Conversion Rights may be exercised) be converted into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation or merger by a holder of the number of Shares which would have been issuable upon exercise of Conversion Rights immediately prior to such consolidation, amalgamation or merger. Such supplemental agreement deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in clause 14. The above will apply, mutatis mutandis to any subsequent consolidations, amalgamations or mergers.
15.2	The provisions in this clause 15 have no limitation on the creditor's right of objection to the merger or de-merger.

16	COVENANTS
16.1	General
The Issuer undertakes from the date of this Bond Agreement and until such time that no amounts are outstanding under this Bond Agreement or any other Finance Document, to the Bond Trustee (unless the Bond Trustee or the Bondholders' Meeting (as the case may be) in writing has agreed to otherwise), as further set out in this clause 16.
16.2	Information Covenants
During the term of the Bonds the Issuer shall comply with the following information covenants, unless the Bond Trustee (or the Bondholders' Meeting, as the case may be) has agreed in writing to waive any covenant, and then only to the extent of such waiver, and on the terms and conditions set out in such waiver:
(a)	without being requested to do so, promptly inform the Bond Trustee in writing of any Event of Default, any event or circumstance which the Issuer understands or ought to understand may lead to an Event of Default and any other event which may have a Material Adverse Effect;
(b)	without being requested to do so, inform the Bond Trustee in writing if the Issuer agrees to sell or dispose of all or a substantial part of its assets or operations, or change the nature of its business;
(c)	without being requested to do so, prepare its Financial Statements and Interim Accounts in the English language available on the Issuer's website as soon as they become available, and not later than 120 days after the end of the financial year and not later than 60 days after the end of the relevant interim report period;
(d)	at the request of the Bond Trustee send a report outlining the balance of Issuer's Bonds;
(e)	without being requested to do so, inform the Bond Trustee of any changes in the registration of the Bonds in the Security Depository;
(f)	without being requested to do so, forward to the Bond Trustee copies of any creditors' notifications of the Issuer, if relevant, including but not limited to; mergers, demergers and reduction of shareholders capital;
(g)	so far as permitted by applicable law, at the request of the Bond Trustee provide the documents and information necessary to maintain the listing and quotation of the Bonds on the Exchange (if applicable) and to otherwise enable the Bond Trustee to carry out its rights and duties pursuant to the Bond Agreement and applicable laws and regulations;
(h)	so far as permitted by applicable law, within a reasonable time limit provide information about the Issuer's financial condition as the Bond Trustee may reasonably request;
(i)	of its own accord, inform the Bond Trustee of any event that results in an adjustment of the Conversion Price promptly thereafter; and
(j)	following the occurrence of a Change of Control Event, within 14 calendar days after the Issuer becomes aware of it, notify the Bondholders (via the Securities Depository), the Bond Trustee and (if listed) the Exchange thereof. The notice shall specify (i) the applicable Change of Control Conversion Price and early redemption price, (ii) the Bondholders' entitlement to exercise their Conversion Rights or to exercise their right to require redemption of the Bonds, (iii) the Change of Control Conversion Period and (iv) relevant details concerning the Change of Control Event.

16.3	Compliance Certificate
The Issuer shall in connection with the publication of its financial reports under paragraphs (c) above confirm to the Bond Trustee in writing the Issuer's compliance with the covenants in this clause 16, unless the Bond Trustee explicitly waives such requirement. Such confirmation shall be undertaken in a certificate, substantially in the form set out in Attachment 1 hereto, signed by the Chief Executive Officer or Chief Financial Officer of the Issuer (a "Compliance Certificate"). In the event of non-compliance, the Compliance Certificate shall describe the non-compliance, the reasons therefore as well as the steps which the Issuer has taken and will take in order to rectify the non-compliance.
16.4	Pari passu ranking
The Issuer shall ensure that its obligations under this Bond Agreement and any other Finance Document shall at all time rank at least pari passu as set out in clause 8.1.
16.5	Mergers
The Issuer shall not, and shall ensure that no other Group Company shall, carry out any merger or other business combination or corporate reorganization involving a consolidation of the assets and obligations of the Issuer or any of the Subsidiaries with any other companies or entities if such transaction would have a Material Adverse Effect.
16.6	De-mergers
The Issuer shall not, and shall ensure that no other Group Company shall, carry out any de-merger or other corporate reorganization involving a split of the Issuer or any of the Subsidiaries into two or more separate companies or entities, if such transaction would have a Material Adverse Effect.
16.7	Continuation of business
(a)	The Issuer shall not cease to carry on its business.
(b)	The Issuer shall procure that no substantial change is made to the general nature or scope of the business of the Group from that carried on at the date of this Bond Agreement, and/or as set out in this Bond Agreement.
16.8	Disposal of business
The Issuer shall not, and shall procure that no other Group Company shall, sell or otherwise dispose of all or a substantial part of the Group's assets or operations, unless:
(a)	the transaction is carried out at fair market value, on terms and conditions customary for such transactions; and
(b)	such transaction would not have a Material Adverse Effect.
16.9	Arm's length transactions
The Issuer shall not, and the Issuer shall ensure that no other Group Company shall, enter into any transaction with any person except on arm's length terms and for fair market value.
16.10	Corporate status
The Issuer shall not change its type of organization or jurisdiction of incorporation.
16.11	Compliance with laws
The Issuer shall, and shall ensure that all other Group Companies shall, carry on its business in accordance with acknowledged, careful and sound practices in all material aspects and comply in all material respects with all laws and regulations it or they may be subject to from time to time.
16.12	Special Covenants
(a)	During the term of the Bonds, the Issuer shall ensure that all Shares issued upon exercise of the Conversion Right in respect of the Bonds shall be registered in the Securities Depository on the Conversion Date and shall be listed on the Relevant Stock Exchange as soon as practicable thereafter (but this covenant shall not be considered as being breached as a result of a Change of Control (whether or not recommended or approved by the board of directors of the Issuer) that causes or gives rise to, whether following the operation of any applicable compulsory acquisition provision or otherwise including at the request of the person or persons controlling the Issuer as a result of the Change of Control, a de-listing of the Shares).
(b)	During the term of the Bonds, the Issuer shall use its best endeavours to ensure that the Shares shall remain listed on the Relevant Stock Exchange (but this covenant shall not be considered as being breached as a result of a Change of Control (whether or not recommended or approved by the board of directors of the Issuer) that causes or gives rise to, whether following the operation of any applicable compulsory acquisition provision or otherwise including at the request of the person or persons controlling the Issuer as a result of the Change of Control, a de-listing of the Shares).
(c)	During the term of the Bonds, the Issuer will not create, or have outstanding, any mortgage, charge, lien, pledge or other security interest, upon the whole or any part of its present or future assets or revenues (including any uncalled capital) to secure:
(i)	any Relevant Indebtedness; or
(ii)	any guarantee or indemnity in respect of any Relevant Indebtedness, without at the same time or prior thereto according to the Bonds either (a) the same security as is created or subsisting to secure any such Relevant Indebtedness as referred to in sub-clause 16.12(c)(i) or any such guarantee or indemnity as referred to in sub-clause 16.12(c)(ii) or 16.12(b) such other security as either (i) the Bond Trustee shall in its absolute discretion deem not materially less beneficial to the interest of the Bondholders or (ii) shall be approved by a Bondholders' Meeting.
(d)	During the term of the Bonds, the Issuer shall not take any action that would otherwise result in a reduction of the Conversion Price such that Shares would fall to be issued at a discount to their par value.
17	FEES AND EXPENSES
17.1	Expenses
The Issuer shall cover all costs and expenses incurred by it or the Bond Trustee in connection with this Bond Agreement and the fulfilment of its obligations under this Bond Agreement or any other Finance Document, including in connection with the negotiation, preparation, execution and enforcement of this Bond Agreement and the other Finance Documents and any registration or notifications relating thereto (including any stamp duty), the listing of the Bonds on an Exchange (if applicable), and the registration and administration of the Bonds in the Securities Depository. The Bond Trustee may withhold funds from any escrow account (or similar arrangement) or from other funds received from the Issuer or any other person, irrespective of such funds being subject to Security under a Finance Documents, to set-off and cover any such costs and expenses.

17.2	Fee Agreement
The fees, costs and expenses payable to the Bond Trustee shall be paid by the Issuer and are set out in a separate agreement between the Issuer and the Bond Trustee (and/or the Security Agent).
17.3	Payment deficiency
Fees, costs and expenses payable to the Bond Trustee which, due to the Issuer's insolvency or similar circumstances, are not reimbursed in any other way may be covered by making an equivalent reduction in the proceeds to the Bondholders hereunder of any costs and expenses incurred by the Bond Trustee in connection with the restructuring or default of the Bond Issue and the enforcement of any Security.
17.4	Public fees
Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer is not responsible for reimbursing any such fees.
17.5	Withholding tax
(a)	The Issuer is responsible for withholding any withholding tax imposed by applicable law on any payments to the Bondholders.
(b)	If the Issuer is required by law to withhold any withholding tax from any payment under any Finance Document:
(i)	the amount of the payment due from the Issuer shall be increased to such amount which is necessary to ensure that the Bondholders receive a net amount which is (after making the required withholding) equal to the payment which would have been due if no withholding had been required; and
(ii)	the Issuer shall at the request of the Bond Trustee deliver to the Bond Trustee evidence that the required tax reduction or withholding has been made.
18	EVENTS OF DEFAULT
The Bonds may be declared by the Bond Trustee to be in default upon occurrence of any of the following events (which shall be referred to as an "Event of Default") if:
18.1	Non-payment
The Issuer fails to fulfil any payment obligation due under this Bond Agreement or any Finance Document when due, unless, in the opinion of the Bond Trustee, it is likely that such payment will be made in full within five (5) Business Days following the original due date.
18.2	Breach of other obligations
The Issuer does not comply with any provision pursuant to this Bond Agreement or any other Finance Document, unless, in the opinion of the Bond Trustee, such failure is capable of being remedied and is remedied within ten (10) Business Days after notice thereof is given to the Issuer by the Bond Trustee.
18.3	Cross acceleration
If in respect of the Issuer:
(a)	any Financial Indebtedness is not paid when due nor within any originally applicable grace period;
(b)	any Financial Indebtedness is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described); or

(c)	any commitment for any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (however described), always provided that a threshold in the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (c) above of a total of USD 10 million, or the equivalent thereof in other currencies, shall apply.
18.4	Misrepresentations
Any representation, warranty or statement (including statements in compliance certificates) made under this Bond Agreement or any other Finance Document or in connection therewith is or proves to have been incorrect, inaccurate or misleading in any material respect when made or deemed to have been made.
18.5	Insolvency
(a)	The Issuer is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.
(b)	The aggregate value of the assets of the Group is less than its liabilities (taking into account contingent and prospective liabilities).
(c)	A moratorium is declared in respect of any indebtedness of the Issuer.
18.6	Insolvency proceedings and dissolution
If for the Issuer, any corporate action, legal proceedings or other procedure step is taken in relation to:
(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) other than solvent liquidation or reorganization;
(b)	a composition, compromise, assignment or arrangement with any creditor, having an adverse effect on the Issuer's ability to perform its payment obligations hereunder;
(c)	the appointment of a liquidator (other than in respect of a solvent liquidation), receiver, administrative receiver, administrator, compulsory manager or other similar officer of any of its assets; or
(d)	its dissolution,
or any analogous procedure or step is taken in any jurisdiction.
18.7	Creditors' process
The Issuer and/or other Group Companies if, in relation to a Group Company other than the Issuer, this may have a Material Adverse Effect, have a substantial proportion of their assets impounded, confiscated, attached or subject to distraint, or is subject to enforcement of any security over any of its assets.
18.8	Impossibility or illegality
It is or becomes impossible or unlawful for the Issuer to fulfil or perform any of its obligations under the Finance Documents to which it is a party.
18.9	Material adverse change
Any other event or series of events occurs which, in the opinion of the Bond Trustee, after consultation with the Issuer, is likely to have a Material Adverse Effect.

18.10	Acceleration
(a)	In the event that one or more of the circumstances mentioned in clause 18.1— 18.9 occurs and is continuing, the Bond Trustee can, in order to protect the interests of the Bondholders, declare the Outstanding Bonds including accrued interest, costs and expenses to be in default and due for immediate payment.
The Bond Trustee may at its discretion, take every measure necessary to recover the amounts due under the Outstanding Bonds, and all other amounts outstanding under this Bond Agreement and any other Finance Document.
(b)	In the event that one or more of the circumstances mentioned in clause 18.1— 18.9 occurs and is continuing, the Bond Trustee shall declare the Outstanding Bonds including accrued interest, costs and expenses to be in default and due for immediate payment if:
(i)	the Bond Trustee receives a demand in writing that a default shall be declared from Bondholders representing at least 1/5 of the Voting Bonds, and the Bondholders' Meeting has not decided on other solutions; or
(ii)	the Bondholders' Meeting has with simple majority decided to declare the Outstanding Bonds in default and due for payment.
In either case the Bond Trustee shall take every measure necessary to recover the amounts due under the Outstanding Bonds.
(c)	In the event that the Bond Trustee pursuant to the terms of clauses 18.10(a) or 18.10(b) declares the Outstanding Bonds to be in default and due for payment, the Bond Trustee shall immediately deliver to the Issuer a notice demanding payment of interest and principal due to the Bondholders under the Outstanding Bonds including accrued interest and interest on overdue amounts and expenses.
19	BONDHOLDERS' MEETING
19.1	Authority of the Bondholders' Meeting
(a)	The Bondholders' Meeting represents the supreme authority of the Bondholders community in all matters relating to the Bonds, and has the power to make all decisions altering the terms and conditions of the Bonds, including, but not limited to, any reduction of principal or interest and any conversion of the Bonds into other capital classes.
(b)	The Bondholders' Meeting cannot resolve that any overdue payment of any instalment shall be reduced unless there is a pro rata reduction of the principal that has not fallen due, but may resolve that accrued interest (whether overdue or not) shall be reduced without a corresponding reduction of principal.
(c)	If a resolution by or an approval of the Bondholders is required, such resolution shall be passed at a Bondholders' Meeting, see however clause 21.1. Resolutions passed at Bondholders' Meetings shall be binding upon all Bondholders and prevail for all the Bonds.
19.2	Procedural rules for Bondholders' Meetings
(a)	A Bondholders' Meeting shall be held at the written request of:
(i)	the Issuer;
(ii)	Bondholders representing at least 1/10 of the Voting Bonds;

(iii)	the Relevant Stock Exchange, if the Bonds are listed; or
(iv)	the Bond Trustee.
(b)	The Bondholders' Meeting shall be summoned by the Bond Trustee. A request for a Bondholders' Meeting shall be made in writing to the Bond Trustee, and shall clearly state the matters to be discussed.
(c)	If the Bond Trustee has not summoned a Bondholders' Meeting within ten (10) Business Days after having received a valid request, then the requesting party may summons the Bondholders' Meeting itself.
(d)	The summons to a Bondholders' Meeting shall be dispatched no later than ten (10) Business Days prior to the date of the Bondholders' Meeting. The summons and a confirmation of each Bondholder's holdings of Bonds shall be sent to all Bondholders registered in the Securities Depository at the time of distribution. The Relevant Stock Exchange shall also be informed if the Bonds are listed.
(e)	The summons shall specify the agenda of the Bondholders' Meeting. The Bond Trustee may in the summons also set out other matters on the agenda than those requested. If amendments to this Bond Agreement have been proposed, the main content of the proposal shall be stated in the summons.
(f)	The Bond Trustee may restrict the Issuer from making any changes in the number of Voting Bonds in the period from distribution of the summons until the Bondholders' Meeting, by serving notice to it to such effect.
(g)	Matters that have not been reported to the Bondholders in accordance with the procedural rules for summoning of a Bondholders' Meeting may only be adopted with the approval of all Voting Bonds.
(h)	The Bondholders' Meeting shall be held on premises designated by the Bond Trustee. The Bondholders' Meeting shall be opened and shall, unless otherwise decided by the Bondholders' Meeting, be chaired by the Bond Trustee. If the Bond Trustee is not present, the Bondholders' Meeting shall be opened by a Bondholder, and be chaired by a representative elected by the Bondholders' Meeting.
(i)	Minutes of the Bondholders' Meeting shall be kept. The minutes shall state the numbers of Bondholders and Bonds represented at the Bondholders' Meeting, the resolutions passed at the meeting, and the result of the voting. The minutes shall be signed by the chairman and at least one other person elected by the Bondholders' Meeting. The minutes shall be deposited with the Bond Trustee and shall be available to the Bondholders.
(j)	The Bondholders, the Bond Trustee and — provided the Bonds are listed — representatives of the Relevant Stock Exchange, have the right to attend the Bondholders' Meeting. The chairman may grant access to the meeting to other parties, unless the Bondholders' Meeting decides otherwise. Bondholders may attend by a representative holding proxy. Bondholders have the right to be assisted by an advisor. In case of dispute the chairman shall decide who may attend the Bondholders' Meeting and vote for the Bonds.
(k)	Representatives of the Issuer have the right to attend the Bondholders' Meeting. The Bondholders' Meeting may resolve that the Issuer's representatives may not participate in particular matters. The Issuer has the right to be present under the voting.

19.3	Resolutions passed at Bondholders' Meetings
(a)	At the Bondholders' Meeting each Bondholder may cast one vote for each Voting Bond owned at close of business on the day prior to the date of the Bondholders' Meeting in accordance with the records registered in the Securities Depository. The Bond Trustee may, at its sole discretion, accept other evidence of ownership. Whoever opens the Bondholders' Meeting shall adjudicate any question concerning which Bonds shall count as the Issuer's Bonds. The Issuer's Bonds shall not have any voting rights.
(b)	For this purpose, a Bondholder that has a Bond that is nominee registered shall be deemed as the Bondholder of such Bond (instead of the nominee) provided that the Bondholder presents relevant evidence stating that the relevant Bondholder is the Bondholder of the Bond and the amount of Bonds held by such Bondholder.
(c)	In all matters, the Issuer, the Bond Trustee and any Bondholder have the right to demand vote by ballot. In case of parity of votes, the chairman shall have the deciding vote, regardless of the chairman being a Bondholder or not.
(d)	In order to form a quorum, at least half (1/2) of the Voting Bonds must be represented at the meeting, see however clause 19.4. Even if less than half (1/2) of the Voting Bonds are represented, the Bondholders' Meeting shall be held and voting completed.
(e)	Resolutions shall be passed by simple majority of the Voting Bonds represented at the Bondholders' Meeting, unless otherwise set out in clause 19.3(f)
(f)	A majority of at least 2/3 of the Voting Bonds represented at the Bondholders' Meeting is required for any waiver or amendment of any terms of this Bond Agreement.
(g)	The Bondholders' Meeting may not adopt resolutions which may give certain Bondholders or others an unreasonable advantage at the expense of other Bondholders.
(h)	The Bond Trustee shall ensure that resolutions passed at the Bondholders' Meeting are properly implemented, however, the Bond Trustee may refuse to carry out resolutions being in conflict with this Bond Agreement or any applicable law.
(i)	The Issuer, the Bondholders and the Exchange shall be notified of resolutions passed at the Bondholders' Meeting.
19.4	Repeated Bondholders' Meeting
(a)	If the Bondholders' Meeting does not form a quorum pursuant to clause 19.3(d) a repeated Bondholders' Meeting may be summoned to vote on the same matters. The attendance and the voting result of the first Bondholders' Meeting shall be specified in the summons for the repeated Bondholders' Meeting.
(b)	A valid resolution may be passed at a repeated Bondholders' Meeting even though less than half (1/2) of the Voting Bonds are represented.
20	THE BOND TRUSTEE
20.1	The role and authority of the Bond Trustee
(a)	The Bond Trustee shall monitor the compliance by the Issuer of its obligations under this Bond Agreement and applicable laws and regulations which are relevant to the terms of this Bond Agreement, including supervision of timely and correct payment of principal or interest, (however, this shall not restrict the Bond Trustee from discussing matters of confidentiality with the Issuer), arrange Bondholders' Meetings, and make the decisions and implement the measures resolved pursuant to this Bond Agreement. The Bond Trustee is not obligated to assess the Issuer's financial situation beyond what is directly set out in this Bond Agreement.
(b)	The Bond Trustee may take any step it in its sole discretion considers necessary or advisable to ensure the rights of the Bondholders in all matters pursuant to the terms of this Bond Agreement and is entitled to rely on advice from professional advisors. The Bond Trustee may in its sole discretion postpone taking action until such matter has been put forward to the Bondholders' Meeting. The Bond Trustee is not obliged to take any steps to ascertain whether any Event of Default has occurred and until it has actual knowledge or express notice to the contrary the Bond Trustee is entitled to assume that no Event of Default has occurred.
(c)	The Bond Trustee may make decisions binding for all Bondholders concerning this Bond Agreement, including amendments to this Bond Agreement and waivers or modifications of certain provisions, which in the opinion of the Bond Trustee, do not materially and adversely affect the rights or interests of the Bondholders pursuant to this Bond Agreement.
(d)	The Bond Trustee may reach decisions binding for all Bondholders in circumstances other than those mentioned in clause 20.1(c) provided that prior notification has been made to the Bondholders. Such notice shall contain a proposal of the amendment and the Bond Trustee's evaluation. Further, such notification shall state that the Bond Trustee may not reach a decision binding for all Bondholders in the event that any Bondholder submits a written protest against the proposal within a deadline set by the Bond Trustee. Such deadline may not be less than five (5) Business Days following the dispatch of such notification.
(e)	The Bond Trustee may reach other decisions than set out in clauses 20.1(c) or 20.1(d) to amend or rectify decisions which due to spelling errors, calculation mistakes, misunderstandings or other obvious errors do not have the intended meaning.
(f)	The Bond Trustee may not adopt resolutions which may give certain Bondholders or others an unreasonable advantage at the expense of other Bondholders.
(g)	The Issuer, the Bondholders and the Exchange shall be notified of decisions made by the Bond Trustee pursuant to clause 20.1 unless such notice obviously is unnecessary.
(h)	The Bondholders' Meeting can decide to replace the Bond Trustee without the Issuer's approval, as provided for in clause 19.3(e)
(i)	The Bond Trustee may act as Bond Trustee and/or security agent for several bond issues relating to the Issuer notwithstanding potential conflicts of interest. The Bond Trustee may delegate exercise of its powers to other professional parties.
(j)	The Bond Trustee may instruct the Paying Agent to split the Bonds to a lower denomination in order to facilitate partial redemptions or restructuring of the Bonds or other situations.
20.2	Liability and indemnity
(a)	The Bond Trustee is liable only for direct losses incurred by Bondholders or the Issuer as a result of gross negligence or wilful misconduct by the Bond Trustee in performing its functions and duties as set out in this Bond Agreement. Such liability is limited to the amount of convertible Bonds issued as set out in clause 2.3. The Bond Trustee is not liable for the content of information provided to the Bondholders on behalf of the Issuer.
(b)	The Issuer is liable for, and shall indemnify the Bond Trustee fully in respect of, all losses, expenses and liabilities incurred by the Bond Trustee as a result of negligence by the Issuer (including its directors, management, officers, employees, agents and representatives) to fulfil its obligations under the terms of this Bond Agreement and any other Finance Document, including losses incurred by the Bond Trustee as a result of the Bond Trustee's actions based on misrepresentations made by the Issuer in connection with the establishment and performance of this Bond Agreement and any other Finance Document.
(c)	The Bond Trustee can as a condition for carrying out an instruction from the Bondholders (including, but not limited to, instructions set out in clause 18.10(b)(i) or 19.2(a)(i) require satisfactory security and indemnities for any possible liability and anticipated costs and expenses, from those Bondholders who requested that instruction and/or those who voted in favour of the decision to instruct the Bond Trustee. Any instructions from the Bondholders may be put forward to the Bondholders' Meeting by the Bond Trustee before the Bond Trustee takes any action.
20.3	Change of Bond Trustee
(a)	Change of Bond Trustee shall be carried out pursuant to the procedures set out in clause 19. The Bond Trustee shall continue to carry out its duties as Bond Trustee until such time that a new Bond Trustee is elected.
(b)	The fees and expenses of a new Bond Trustee shall be covered by the Issuer pursuant to the terms set out in clause 17, but may be recovered wholly or partially from the Bond Trustee if the change is due to a breach by the Bond Trustee of its duties pursuant to the terms of this Bond Agreement or other circumstances for which the Bond Trustee is liable.
(c)	The Bond Trustee undertakes to co-operate so that the new Bond Trustee receives without undue delay following the Bondholders' Meeting the documentation and information necessary to perform the functions as set out under the terms of this Bond Agreement.
21	MISCELLANEOUS
21.1	The community of Bondholders
By virtue of holding Bonds, which are governed by this Bond Agreement (which is binding upon all Bondholders), a community exists between the Bondholders, implying, inter alia, that:
(a)	the Bondholders are bound by the terms of this Bond Agreement;
(b)	the Bond Trustee has power and authority to act on behalf of, and/or represent; the Bondholders, in all matters, included but not limited to taking any legal or other action, including enforcement of the Bond Issue and/or any security, opening of bankruptcy or other insolvency proceedings;
(c)	the Bond Trustee has, in order to manage the terms of this Bond Agreement, access to the Securities Depository to review ownership of Bonds registered in the Securities Depository; and
(d)	this Bond Agreement establishes a community between Bondholders meaning that:
(i)	the Bonds rank pari passu between each other;
(ii)	the Bondholders may not, based on this Bond Agreement, act directly towards the Issuer and may not themselves institute legal proceedings against the Issuer, however not restricting the Bondholders to exercise their individual rights derived from this Bond Agreement;
(iii)	the Issuer may not, based on this Bond Agreement, act directly towards the Bondholders;
(iv)	the Bondholders may not cancel the Bondholders' community; and

(v)	the individual Bondholder may not resign from the Bondholders' community.
21.2	Limitation of claims
All claims under the Bonds and this Bond Agreement for payment, including interest and principal, shall be subject to the time-bar provisions of the Norwegian Limitation Act of May 18, 1979 No. 18.
21.3	Access to information
(a)	This Bond Agreement is available to anyone and copies may be obtained from the Bond Trustee or the Issuer. The Bond Trustee shall not have any obligation to distribute any other information to the Bondholders or others than explicitly stated in this Bond Agreement. The Issuer shall ensure that a copy of this Bond Agreement is available to the general public until all the Bonds have been fully discharged.
(b)	The Bond Trustee shall, in order to carry out its functions and obligations under this Bond Agreement, have access to the Securities Depository for the purposes of reviewing ownership of the Bonds registered in the Securities Depository.
21.4	Amendments
All amendments of this Bond Agreement shall be made in writing, and shall unless otherwise provided for by this Bond Agreement, only be made with the approval of all parties hereto.
21.5	Notices, contact information
(a)	Written notices, warnings, summons etc to the Bondholders made by the Bond Trustee shall be sent via the Securities Depository with a copy to the Issuer and the Exchange. Information to the Bondholders may also be published at Stamdata only. Any such notice or communication shall be deemed to be given or made as follows:
(i)	if by letter via the Securities Depository, when sent from the Securities Depository; and
(ii)	if by publication on Stamdata, when publicly available.
(b)	The Issuer's written notifications to the Bondholders shall be sent via the Bond Trustee, alternatively through the Securities Depository with a copy to the Bond Trustee and the Exchange.
(c)	Unless otherwise specifically provided, all notices or other communications under or in connection with this Bond Agreement between the Bond Trustee and shall be given or made in writing, by letter, e-mail or fax. Any such notice or communication shall be deemed to be given or made as follows:
(i)	if by letter, when delivered at the address of the relevant Party;
(ii)	if by e-mail, when received; and
(iii)	if by fax, when received.
(d)	The Issuer and the Bond Trustee shall ensure that the other party is kept informed of changes in postal address, e-mail address, telephone and fax numbers and contact persons.
(e)	When determining deadlines set out in this Bond Agreement, the following shall apply (unless otherwise stated):
(i)	If the deadline is set out in days, the first day when the deadline is in force shall not be inclusive, however, the meeting day or the occurrence the deadline relates to, shall be included.

(ii)	If the deadline is set out in weeks, months or years, the deadline shall end on the day in the last week or the last month which, according to its name or number, corresponds to the first day the deadline is in force. If such day is not a part of an actual month, the deadline shall be the last day of such month.
(iii)	If a deadline ends on a day which is not a Business Day, the deadline is postponed to the next Business Day.
21.6	Dispute resolution and legal venue
(a)	This Bond Agreement and all disputes arising out of, or in connection with this Bond Agreement between the Bond Trustee, the Bondholders and the Issuer, shall be governed by Norwegian law.
(b)	All disputes arising out of, or in connection with this Bond Agreement between the Bond Trustee, the Bondholders and the Issuer, shall, subject to paragraph (c) below, be exclusively resolved by the courts of Norway, with the District Court of Oslo as sole legal venue.
(c)	Clause 21.6(b) is for the benefit of the Bond Trustee only. As a result, the Bond Trustee shall not be prevented from taking proceedings relating to a dispute in any other courts with jurisdiction. To the extent allowed by law, the Bond Trustee may take concurrent proceedings in any number of jurisdictions.

Oslo, 27 January 2014

Golden Ocean Group Ltd	Norsk Tillitsmann ASA

Issuer	Bond Trustee

/s/ Per Heiberg	/s/ Fredrik Lundberg
Per Heiberg	Fredrik Lundberg
Attorney-in-fact
(name in block letters)	(name in block letters)

The Bond Agreement has been executed in 2 copies (originals), of which the Issuer and the Bond Trustee shall keep one each.

Attachment 1
COMPLIANCE CERTIFICATE
Norsk Tillitsmann ASA

P.O. Box 1470 Vika

N-0116 Oslo Norway Fax: + 47 22 87 94 10

E-mail: mail@trustee.no

[date]
Dear Sirs,
3.07 PER CENT. GOLDEN OCEAN GROUP LIMITED SENIOR UNSECURED CONVERTIBLE BOND ISSUE 2014/2019 - ISIN 001 0701055
We refer to the Bond Agreement for the abovementioned Bond Issue made between Norsk Tillitsmann ASA as Bond Trustee on behalf of the Bondholders, and the undersigned as Issuer under which a Compliance Certificate shall be issued. This letter constitutes the Compliance Certificate for the period [PERIOD].
Capitalised terms used herein shall have the same meaning as this Bond Agreement.
With reference to clause 16.3 we hereby certify that:
1.	all information contained herein is true and accurate and there has been no change which would have a Material Adverse Effect on the financial condition of the Issuer since the date of the last accounts or the last Compliance Certificate submitted to you;
2.	the covenants set out in clauses 16 are satisfied.
Copies of our latest consolidated [Financial Statements] / [Interim Accounts] are enclosed.

Yours faithfully,
Golden Ocean Group Limited

Name of authorized person
Enclosure: [copy of any written documentation]

Exhibit D

ISIN NO 001 0701055

FIRST AMENDMENT AGREEMENT

dated 17 March 2015

to the

BOND AGREEMENT

originally dated 21 January 2014

between

Golden Ocean Group Limited

as Issuer

and

Nordic Trustee ASA
as Bond Trustee on behalf of the Bondholders

in the bond issue

3.07 PER CENT. GOLDEN OCEAN GROUP LIMITED
SENIOR UNSECURED CONVERTIBLE BOND ISSUE 2014/2019

SCHEDULE 1 CONDITIONS PRECEDENT

THIS FIRST AMENDMENT AGREEMENT is dated 17 March 2015 and made between:
(1)	Golden Ocean Group Ltd., a company incorporated under the laws of Bermuda with registration number 36066 (the "Original Issuer");
(2)	Knightsbridge Shipping Limited, a company incorporated under the laws of Bermuda with registration number 22353, to be re-named "Golden Ocean Group Limited" (the "New Issuer"); and
(3)
Nordic Trustee ASA, a company incorporated under the laws of Norway with company registration number 963 342 624 as the bond trustee on behalf of the Bondholders as defined in the Bond Agreement (the "Bond Trustee"), collectively referred to as the "Parties".

WHEREAS:
(A)	Pursuant to a bond agreement dated 21 January 2014 between the Issuer and the Bond Trustee (the "Bond Agreement"), the Original Issuer issued a series of bonds in the maximum amount of USD 200,000,000 (the "Bonds").
(B)	The Original Issuer and the New Issuer have entered into an agreement and plan of merger, pursuant to which the two companies have agreed to merge, with the New Issuer as the surviving entity (the "Merger").
(C)	The Parties have entered into this Agreement to reflect the new corporate structure contemplated by the Merger in the Bond Agreement.
NOW THEREFORE, it is hereby agreed as follows:
1.	DEFINITIONS
In this Agreement, including the preamble hereto (unless the context otherwise requires), all capitalised terms or expressions shall have the meaning ascribed to such term or expression in the Bond Agreement unless otherwise explicitly defined herein.
"Agreement" means this first amendment agreement.
"Change of Issuer" means the New Issuer assuming all the obligations and rights of the Original Issuer under the Bond Agreement.
"Effective Date" means the date the Bond Trustee has confirmed in writing to the Bondholders and the Issuer that the conditions pursuant to Clause 2 (Conditions Precedent) have been satisfied.
2.	CONDITIONS PRECEDENT
The provisions of Clause 4 (Amendment) shall become effective on the Effective Date, provided that the Bond Trustee has received all the documents and other evidence listed in Schedule 1, Part 1 (Conditions Precedent), each in a form and substance satisfactory to the Bond Trustee. The Bond Trustee shall notify the Issuer promptly upon being so satisfied.

3.	REPRESENTATIONS
The Original Issuer and the New Issuer make the representations and warranties set out in Clause 7 (Representations and warranties) of the Bond Agreement, in each case to the Bond Trustee and each Bondholder by reference to the facts and circumstances then existing:
(a)	on the date of this Agreement (provided that at the time of making the representations and warranties, neither the implementation of the Merger nor any of the transactions contemplated by the Merger shall give rise to a misrepresentation); and
(b)	(in respect of the New Issuer Only) on the Effective Date (provided that at the time of making the representations and warranties, neither the implementation of the Merger nor any of the transactions contemplated by the Merger shall give rise to a misrepresentation).
4.	AMENDMENT
4.1	Change of Issuer
The Parties agree that from and including the Effective Date:
(a)	the Original Issuer shall be replaced by the New Issuer which shall be the issuer under the Bond Agreement and all Finance Documents and which shall bear all commitments and obligations and enjoy all rights thereunder; and
(b)	the New Issuer shall assume all the obligations previously held by the Original Issuer under the Bond Agreement and the Finance Documents as if it had originally been named as the 'Issuer' therein.
4.2	Amendments to definitions
(a)	From and including the Effective Date, the definition of "Conversion Price" shall be deleted in its entirety and be replaced by the following:
"'Conversion Price' means USD 19.93 per Share, subject to adjustments as provided in clauses 14 and 15."
(b)	From and including the Effective Date, the definition of "Conversion Right" shall be deleted in its entirety and be replaced by the following:
"'Conversion Right' means the right of each Bondholder to convert each Bond into Shares at the Conversion Price in effect on the relevant Conversion Date. Based on the initial Conversion Price, each Bond will convert into 10,035 Shares, subject to clauses 13, 14 and 15."
(c)	From and including the Effective Date, the definition of "Reference Price" shall be deleted in its entirety and be replaced by the following:
"'Reference Price means USD 15.06 per Share, provided that, in connection with any determination of the Change of Control Conversion Price, the Reference Price shall be adjusted pro rata in accordance with the provisions relating to the adjustment of the Conversion Price, pursuant to clause 14 and 15."
(d)	From and including the Effective Date, the definition of "Shares" shall be deleted in its entirety and be replaced by the following:
"'Shares' means fully paid ordinary shares of the Issuer with, as of the Amendment Date, par value of USD 0.01, with primary listing on Nasdaq and secondary listing on Oslo Stock Exchange"
4.3	Continuing obligations
The provisions of the Bond Agreement and the other Finance Documents shall, save as 'amended and restated by this Agreement, continue in full force and effect. Reference to the Bond Agreement in the Finance Documents shall be construed as reference to the Bond Agreement as amended by this Agreement following the Effective Date.
5.	MISCELLANEOUS
5.1	Incorporation of terms
The provisions of Clause 1.2 (Construction), Clause 21.6 (Dispute resolution and legal venue) of the Bond Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to "this Agreement" are references to this Agreement.
5.2	Additional Finance Document
This Agreement shall constitute a "Finance Document" for the purposes of the Bond Agreement.
5.3	Invalidity
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired.
6.	GOVERNING LAW
This Agreement shall be governed by Norwegian law.

*            *            *

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SIGNATORIES:

The Original Issuer:

Golden Ocean Group Ltd.

By:	/s/ Birgitte R. Vartdal
Name:	Birgitte R. Vartdal
Title:	Attorney-in-fact

The New Issuer

Knightsbridge Shipping Limited By:

By:	Aage Kr. Østern
Name:	Aage Kr. Østern
Title:	Attorney-in-fact

The Bond Trustee

Nordic Trustee ASA

By:	/s/ Morten S. Bredesen
Name:	Morten S. Bredesen
Title:

SCHEDULE 1
 CONDITIONS PRECEDENT
Part I
1.	In respect of the each of the Original Issuer and the New Issuer:
(a)	Certificate of Incorporation, Memorandum of Association and Bye-laws;
(b)	resolutions passed at a board meeting evidencing:
(i)	the approval of the terms of, and the transactions contemplated by, this Agreement; and
(ii)	the authorisation of its appropriate officer or officers or other representatives to execute this Agreement on its behalf;
(c)	unless granted directly by the board pursuant to the resolutions referred to in item (b) above powers of attorney to its representative(s) for the execution of the relevant Finance Documents (as required by lawyers of the Bond Trustee in the relevant jurisdiction).
2.	Finance Documents
(a)	Original counterparts of this Agreement duly executed on behalf of the Parties
(b)	Any other Finance Document.
3.	Miscellaneous
(a)	evidence that the Merger is completed; and
(b)	any other documents as reasonably requested by the Bond Trustee.
4.	Legal Opinions:
(a)	Bermudian legal opinion in respect of Bermudan law issues in relation to the Finance Documents; and
(b)	any such other favourable legal opinions in form and substance satisfactory to the Bond Trustee.